Lazard World Dividend & Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 24, 2008, to vote on the following proposal. The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
 three Class II Directors (Kenneth S. Davidson,
Nancy A. Eckl and Lester Z. Lieberman), each to serve for a three-year term expiring at the 2011
Annual Meeting and until his or her successor is duly elected and qualified.

Director		    For		Withhold Authority
Kenneth S. Davidson 	6,476,472	141,883
Nancy A. Eckl	 	6,464,124	154,231
Lester Z. Lieberman	6,452,137	166,218